FRANKFURT: AORLB8; OTCBB: ADENF

ADIRA ENERGY ANNOUNCES ENGAGEMENT OF ISRAELI OFFERING AGENT AND CANADIAN SPONSOR IN ITS APPLICATION FOR LISTING ON THE TSX VENTURE EXCHANGE.

Toronto, Ontario, August 6, 2010 / CNW ADIRA ENERGY LTD. (OTCBB: ADENF; FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira Energy” or the “Company”) is pleased to announce that, pursuant to an engagement agreement dated July 29, 2010, the Company has engaged DS Apex Mergers & Acquisitions Ltd. (Israel) (“DS Apex”) to act as lead agent in a private placement (the “Private Placement”) of common shares in the Company for a minimum of US$4 million and a maximum of US$6 million with an agent option to raise an additional US$1.8 million in certain circumstances. DS Apex will act as lead agent in all jurisdictions except Canada and the United States. In conjunction with the Private Placement, the Company may also, in its own discretion, issue additional shares under similar terms as the Private Placement on a non-brokered private placement basis which, in combination with the DS Apex Private Placement, will not exceed US$9 million.

The Company anticipates that the Private Placement will serve as a minimum financing to assist the Company with meeting the TSX Venture Exchange (the “TSX Venture”) listing requirements and raise additional capital while diluting shareholders to the minimum extent possible.

The Company is pleased to announce that it has also signed an engagement letter with Jennings Capital Inc. (“Jennings”), dated July 27, 2010, whereby Jennings will act as sponsor for the Company in its application for listing on the TSX Venture.

About DS Apex

DS Apex is an Israeli investment house with leading positions in many lines of business including asset management, underwriting, investment banking, institutional sales and trading, and research. DS Apex is the investment banking division of DS Apex Holdings Group which is one of Israel’s leading financial advisory and asset management firms. DS Apex serves the need for Israeli-related investment banking services. DS Apex manages approximately US$13 billion, and commands one of the leading positions in underwriting and investment banking in Israel. DS Apex is a publicly traded company, part of the broad Tel Aviv 100 Index, as well as a member of the Tel Aviv Stock Exchange.

About Jennings

Jennings is a privately held Canadian-based investment dealer whose primary focus is junior to intermediate growth resources companies. Jennings, with over 80 professionals in Calgary, Toronto and Halifax, provides full financial services including investment banking, equity research, institutional sales and trading, and private client wealth management. Jennings services both companies and investors with worldwide assets and investment interests. Jennings is a member of the TSX Venture Exchange, the Toronto Stock Exchange and the Investment Industry Regulatory Organization of Canada.

About Adira Energy Ltd.

Adira Energy Ltd. explores for oil and gas in and offshore Israel. It has four petroleum exploration licenses; the Eitan, Gabriella, Yitzhak and Samuel Licenses, collectively covering an aggregate total of approximately 350,000 acres. These licenses are located respectively on-shore in the Hula Valley of Northern Israel, 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashqelon and Bat-Yam. In addition the company has an agreement to farm in to 70% the Notera license adjacent to the company’s Eitan license.

For more information contact:

Canada
Alan Friedman
Executive Vice President, Corporate Development
Adira Energy Ltd.
contact@adiraenergy.com
+1 416 250 1955

Israel
Ilan Diamond
Chief Executive Officer
Adira Energy Ltd.
ilan@adiraenergy.com
+ 972 50 991 8555

Forward-Looking Statement Disclaimer
This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.